UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3) 1

Eaton Vance Municipal Bond Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27827X101
(CUSIP Number)

Daniel L. Lippincott, CFA, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27827X101

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	POWER 9,901,660
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 9,901,660
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,901,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 27827X101

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 555,662*
	8	SHARED VOTING POWER 124,930*
	9	SOLE DISPOSITIVE POWER 555,662*
	10	SHARED DISPOSITIVE POWER 124,930*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 680,592*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*See Items 2 and 5.

CUSIP NO. 27827X101

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Karpus, an independent registered investment advisor, has accumulated 9,901,660 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 12.4% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 9,901,660 Shares beneficially owned by Karpus Investment Management is approximately $118,646,261, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 680,592 Shares held by Mr. Karpus and the Karpus Entities is approximately $8,376,156, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 27827X101

Item 4.	Purpose of Transaction.

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accounts. Shares have been acquired since November 15, 2013.

CUSIP NO. 27827X101

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 79,726,520 Shares outstanding, which is the total number of Shares outstanding as of June 28, 2019 as communicated by the Issuer.

A ..	Karpus Investment Management

(a)	As of the close of business on July 23, 2019, Karpus Investment Management beneficially owned 9,901,660 Shares held in the Accounts.

Percentage: 12.4%

(b)	1. Sole power to vote or direct vote: 9,901,660
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 9,901,660
4. Shared power to dispose or direct the disposition: -

(c)	Karpus Investment Management transactions since the last filing are set forth in Schedule B.

B ..	George W. Karpus

(a)
As of the close of business on July 23, 2019 , George W. Karpus beneficially owned 555,662 Shares. In addition, George W. Karpus may be deemed to beneficially own the 124,930 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 555,662
2. Shared power to vote or direct vote: 124,930
3. Sole power to dispose or direct the disposition: 555,662
4. Shared power to dispose or direct the disposition: 124,930

(c)	Neither George W. Karpus nor the Karpus Entities have had any transactions in the Shares since the last filing.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 27827X101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 29, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott, CFA
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel and Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 27827X101

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	23,449 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 27827X101

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(20,700)	$12.65	6/14/2019
Sale of Common Stock	(14,300)	$12.67	6/17/2019
Purchase of Common Stock	88,500	$12.42	6/20/2019
Purchase of Common Stock	6,100	$12.43	6/21/2019
Purchase of Common Stock	8,425	$12.44	6/24/2019
Purchase of Common Stock	71,087	$12.44	6/25/2019
Purchase of Common Stock	15,000	$12.39	6/26/2019
Purchase of Common Stock	143,890	$12.42	6/27/2019
Purchase of Common Stock	37,382	$12.44	6/28/2019
Sale of Common Stock	(3,171)	$12.53	7/1/2019
Sale of Common Stock	(1,136)	$12.45	7/2/2019
Purchase of Common Stock	99,508	$12.39	7/5/2019
Purchase of Common Stock	5,000	$12.36	7/8/2019
Purchase of Common Stock	20,557	$12.40	7/9/2019
Purchase of Common Stock	2,623	$12.43	7/10/2019
Purchase of Common Stock	29,126	$12.50	7/12/2019
Purchase of Common Stock	500	$12.51	7/15/2019
Purchase of Common Stock	19,800	$12.55	7/16/2019
Purchase of Common Stock	43,614	$12.57	7/17/2019
Purchase of Common Stock	51,814	$12.62	7/19/2019
Purchase of Common Stock	33,100	$12.65	7/22/2019
Purchase of Common Stock	93,803	$12.60	7/23/2019
Purchase of Common Stock	9,541	$12.65	7/24/2019
Purchase of Common Stock	9,541	$12.65	7/24/2019